Exhibit 99.1

Can-Fite’s Namodenoson for the Treatment of Pancreatic Cancer Patients: Progress
in Clinical Development

Study will aim to enroll about 20 patients to establish safety and clinical activity

PETACH TIKVA, Israel, December 4, 2023 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address oncological and inflammatory diseases, today announced that it completed the design of a Phase IIa study protocol for the treatment of patients with pancreatic cancer and plans to submit the protocol shortly to ethical committees for approval.

Can-Fite completed the protocol design of the CF102-222PC clinical study entitled: “A Phase II Open-Label Study of the Safety and Activity of Namodenoson in the Treatment of Advanced Pancreatic Adenocarcinoma”.

This is a multicenter open-label trial in patients with advanced pancreatic adenocarcinoma whose disease has progressed on at least 1st-line therapy or who refuse standard treatment. The trial will evaluate the safety, clinical activity, and pharmacokinetics (PK) of Namodenoson in this population. All patients will receive oral Namodenoson 25 mg administered twice daily for consecutive 28-day cycles. Patients will be evaluated regularly for safety. Approximately 20 evaluable patients will be enrolled. The primary objective of this trial is to characterize the safety profile of Namodenoson and the secondary objective is to evaluate the clinical activity as determined by the Objective Response Rate (ORR) using Response Evaluation Criteria in Solid Tumors (RECIST 1.1), Progression-Free Survival (PFS), Disease Control Rate (DCR), Duration of Response (DoR), and Overall Survival (OS).

The study will be conducted by Dr. Salomon Stemmer, a leading key opinion leader, at the Institute of Oncology, Rabin Medical Center, Israel.

“This Phase IIa study is designed as an open-label one, enabling us to assess the safety and potential efficacy of Namodenoson in pancreatic cancer patients whose disease has progressed despite first-line treatment. Our positive Namodenoson data in pancreatic carcinoma experimental models together with the positive data in the Phase II advanced liver cancer study, with a patient showing overall survival of 7 years, encouraged us to initiate the current Phase IIa study,” stated Can-Fite’s Medical Director Dr. Michael Silverman.

Namodenoson recently received peer-reviewed recognition for its efficacy findings in pancreatic cancer including from the American Association of Cancer Research (AACR) which accepted Can-Fite’s study titled “Namodenoson Inhibits the Growth of Pancreatic Carcinoma via De-regulation of the Wnt/β-catenin Signaling Pathway” for a poster presentation at the AACR Special Conference on Pancreatic Cancer, and from Biomolecules, a scientific journal focused on the function and mechanism of bioactive molecules, which published an article titled “Namodenoson Inhibits the Growth of Pancreatic Carcinoma via Deregulation of the Wnt/β-catenin, NF-κB, and RAS Signaling Pathways”.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson was evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of steatotic liver disease (SLD), a Phase III trial for hepatocellular carcinoma (HCC), and the Company is planning a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to the COVID-19 pandemic and the Russian invasion of Ukraine; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 30, 2023 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114